EXHIBIT 12

THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Years Ended
(in thousands, except ratio)	December 29, 2002	December 30, 2001	December 31, 2000	December 26, 1999	December 27, 1998
Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes and income/loss from joint ventures	$504,433	$332,204	$637,830	$501,912	$454,423
Distributed earnings from less than fifty-percent owned affiliates	6,459	14,859	19,375	13,061	18,192
Adjusted pre-tax earnings from continuing operations	510,892	347,063	657,205	514,973	472,615
Fixed charges less capitalized interest	60,023	64,069	80,876	63,313	56,029
Earnings from continuing operations before fixed charges	$570,915	$411,132	$738,081	$578,286	$528,644
Fixed charges
Interest expense, net of capitalized interest	$48,697	$51,405	$68,566	$52,503	$46,927
Capitalized interest	1,662	459	—	—	173
Portion of rentals representative of interest factor	11,326	12,664	12,310	10,810	9,102
Total fixed charges	$61,685	$64,528	$80,876	$63,313	$56,202
Ratio of earnings to fixed charges	9.26	6.37	9.13	9.13	9.41

Note:        The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.